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Kai Brunner ✓

CEO & Co-Founder @ Sig2 Labs | Solving mistimed communicatio...

San Francisco Bay Area

 Sig2 Labs

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Kai Brunner ✓ · You
CEO & Co-Founder @ Sig2 Labs | Solving mistimed communication for w...
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3w · 🌐

This past week went by in a flash, having introduced Sig2 to a number of forward-thinking construction subcontractors who see how it will increase the efficiency of communication with their crews in transit.

Also, our **Wefunder** campaign has good momentum - **https://lnkd.in/gZT3-QTt**

#startup #construction #operationsmanager #superintendent #projectmanager #foreman



It changes everything!


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